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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*



                             OGLEBAY NORTON COMPANY
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                                (Name of Issuer)


                          COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)


                                   677007-10-6
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                NOVEMBER 6, 2003
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 677007-10-6                    13D                   Page 2 of 4 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           JOHN WEIL
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    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
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    3      SEC Use Only

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    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]


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    6      Citizenship or Place of Organization

           UNITED STATES
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         Number of              7     Sole Voting Power

          Shares                      250,602
                               -------------------------------------------------
       Beneficially             8     Shared Voting Power

         Owned by                     -0-
                               -------------------------------------------------
           Each                 9     Sole Dispositive Power

         Reporting                    250,602
                               -------------------------------------------------
        Person With            10     Shared Dispositive Power

                                      -0-
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           250,602
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   12      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions)                                                    [ ]

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   13      Percent of Class Represented by Amount in Row (9)

           4.9
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   14      Type of Reporting Person (See Instructions)

           IN
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CUSIP No. 677007-10-6                    13D                   Page 3 of 4 Pages
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This amendment to a statement on Schedule 13 D is filed to indicate that the
Reporting Person's holding of equity securities of the Issuer has declined to an amount less than 5% of the outstanding voting Common Stock of the Reporting Person and, therefore, that the Reporting Person will no longer be required to files amendments to this Issuer. In the event that the Reporting Person should, at some future date, acquire beneficial ownership of additional shares of the Issuer's voting common stock (an event not presently anticipated), the Reporting Person would be required to file a new statement on Form 13 D.

The Reporting Person's initial Schedule 13D regarding the Issuer was filed as of August 6, 1990. The Issuer named herein (CIK number 0001082816) is the successor by reorganization and merger to a predercessor company previously known as Oglebay Norton Company (CIK 0000073918). The CUSIP number for the Issuer's common stock was unchanged in connection with the foregoing.

Until the expiration of his term as of the Issuer's Annual Meeting on April 30, 2003, the Reporting Person served as a member of the Board of Directors of the Issuer.

ITEM 1. SECURITY AND ISSUER.

Common Stock, $.0001 par value per share

Oglebay Norton Company
(formerly, Oglebay Norton Minerals, Inc.)

ITEM 2. IDENTITY AND BACKGROUND.

(a)         John D. Weil

(b)         200 N. Broadway, Suite 825, St. Louis, Missouri  63102

(c)         Self-employed investor

(d)         not applicable

(e)         not applicable

(f)         United States of America

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of March 12, 2003, as reflected in the Issuer's Proxy Statement for the Annual Meeting held on April 30, 2003, the Reporting Person beneficially owned an aggregate of 692,085 shares of the Issuer's common stock, approximately 13.8%. As of November 6, 2003, as a result of sales of such



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CUSIP No. 677007-10-6                    13D                   Page 4 of 4 Pages
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shares from time to time, the number of shares beneficially owned by the
Reporting Person had declined to 250,602, representing less than 5% of the 5,045,335 shares of common stock reported by the Issuer as outstanding as of November 7, 2003.


                                   SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    JOHN D. WEIL


                                                        /s/ John D. Weil
                                                    ----------------------------
                                                        John D. Weil

                                                    November 24, 2003



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